*AB 3/19

[redacted]

14048687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH. D.C.
189

SEC FILE NUMBER
8-67468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza – Suite 1624

(No. and Street)

New York	New York	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Sakol (212) 601 - 9950

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I Daniel Sakol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwell Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

ABDULRASHID ABUBAKARI
Notary Public - State of New York
No. 01AB6275600
Qualified in Bronx County
My Commission Expires Jan. 28, 2017

2/21/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ROCKWELL SECURITIES, LLC

DECEMBER 31, 2013

TABLE OF CONTENTS

****

The Company's Statement of Financial Condition as of December 31, 2013, is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
of Rockwell Securities, LLC

We have audited the accompanying statement of financial condition of Rockwell Securities, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rockwell Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 26, 2014
Woodbury, New York

ROCKWELL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current assets	
Cash and cash equivalents	$ 112,671
Deposits with clearing broker	40,000
Receivable from clearing broker	281,583
Prepaid expenses	47,925
Due from affiliate	6,164
Other assets	666
Total assets	$ 489,009

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Bank loan payable	$ 699
Accrued expenses and other liabilities	211,641
Rent payable	70,355
Tax payable	30,000
Total liabilities	312,695
Commitments and contingencies	
Member's equity	176,314
Total liabilities and member's equity	$ 489,009

See notes to financial statement.

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2012

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Rockwell Securities, LLC (the "Company") was organized on July 26, 2006 under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On April 18, 2007, the Company became a member of the Financial Industry Regulatory Authority.

The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

The Company is wholly-owned by Rockwell Management LLC ("Member"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents
The Company considers all money market accounts and all highly liquid instruments with original maturities of three months or less to be equivalents.

Revenue recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in its tax return and will pay all Federal and applicable state taxes associated with the operation of the Company. The Company is subject to New York City unincorporated business tax and has properly accrued income taxes for the year ended December 31, 2013.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. The Company's property and equipment consist of office furniture, which is being depreciated over a useful life of five years. At December 31, 2013, the cost and accumulated depreciation of these assets is $39,518 and $39,518 respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax position

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

3. RECEIVABLE FROM CLEARING BROKER

At of December 31, 2013, the receivable from clearing broker of $281,583 resulted from the Company's normal securities transactions

4. LEASES

The Company entered into a new operating lease for its office premises on June 1, 2013 which expires on September 30, 2020. Additionally, as required by FASB Accounting Standards Codification No. 840, *"Accounting for Leases"*, the Company amortizes its rent expense on a straight-line basis over the life of the related lease. Rent expense was $203,297 for the year ended December 31, 2013.

As of December 31, 2013, future annual minimum rent payments for the year ending December 31 is as follows:

2014	$ 217,030
2015	217,030
2016	217,030
2017	220,976
2018	232,814
2019 & thereafter	407,425
Total	$ 1,512,305

5. 401(K) PLAN

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary amounts up to statutory limitations as outlined in the underlying documents. The Company is not required to make matching contributions and no contribution was made for the year ended December 31, 2013.

6. CLEARANCE AGREEMENT

The Company has an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $40,000 with the clearing broker. As of December 31, 2013, the amount on deposit was $40,000.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2013, the Company had net capital, as defined, of $100,020, which exceeded the required minimum net capital of $20,846 by $79,174. Aggregate indebtedness at December 31, 2013 totaled $312,695. The ratio of aggregate indebtedness to net capital was 3.12 to 1.

8. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the executions, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

9. CONCENTRATION OF RISK

The Company's cash balances are deposited in high credit quality financial institutions. The Company also maintains accounts which are insured by the FDIC up to $250,000. At times, the Company's cash deposits in these interest bearing accounts may exceed federally insured limits. The Company has not experienced any losses on such accounts.

10. RELATED PARTY TRANSACTIONS

The Company may pay some expenses on behalf of the Member. As of December 31, 2013, the Company is owed $6,164 from the Member for such expenses paid during 2013.

11. ARBITRATION SETTLEMENT

During 2013, the Company settled claims made by customers, in the amount of $66,225. This amount is presented in arbitration settlement and fees on the accompanying Statement of Operations.

12. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statement.

ROCKWELL SECURITIES, LLC

SIPC GENERAL ASSESSMENT

December 31, 2013

MAZARS

WeiserMazars

To the Member
Rockwell Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] for the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013which were agreed to by Rockwell Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rockwell Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rockwell Securities, LLC's management is responsible for Rockwell Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report as been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any balance due/overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WeiserMazars LLP

February 26, 2014

ROCKWELL SECURITIES LLC
SCHEDULE OF ASSESSMENT PURSUANT TO RULE 17a-5(e)(4)
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:	
Total revenue (FOCUS Line 12/Part II A Line 9)	$ 3,985,507
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	75,054
SIPC net operating revenue	$ 3,910,453
SIPC general assessment at .0025	9,776
Less: Payment August 2013	(4,984)
Assessment balance due February 2014	$ 4,792